EVOLVE ONE, INC.

100 Clint Moore Road, Suite 101

Boca Raton, FL 33487

September 26, 2005

VIA U.S. MAIL

Angela J. Halac

Staff Accountant

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Evolve One Inc. Form 8-K, Item 4.02, Filed July 14, 2005
File No. 0-26415

Dear Sir/Madam:

In response to your letter of July 21, 2005, we have the following responses to the remaining open items reproduced below:

1.

We note that the Company has “preliminarily” determined the company’s historical financial statements should be restated. It is unclear what is meant by “preliminarily”. Please clarify if the amount disclosed relating to the restatement is not final and if not when an amended item 4.02 8-K is expected to be filed stating the final amount of the restatement.

Response: We have modified the disclosure in the Form 8-K and filed a form 8-K/A to eliminate the reference to “preliminary.”

2.

Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

Response: We have also amended the disclosure in the Form 8-K/A to reflect the fact that our Chief Executive Officer and President has discussed the matters with the independent accountant as to the matters disclosed in the filing.

3.	We note that you intend to file restated financial statements. Please tell us how, and when you will file them.

Response: Restated financial statements have been submitted to the SEC since the time Form 8-K was filed.

Evolve One, Inc.

September 26, 2005

In connection with our responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in the response to Staff comments do not foreclose the omission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Irwin Horowitz

Irwin Horowitz

President and CEO